UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39436

KE Holdings Inc.

(Registrant’s Name)

Oriental Electronic Technology Building,

No. 2 Chuangye Road, Haidian District,

Beijing 100086

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Proposed Appointment of Vice Chairman and Change to the Executive
Responsibilities of Director

On July 12, 2023, KE Holdings Inc. (the “Company”) announces that the Company proposed to appoint Mr. XU Wangang, an executive director of the Company, as the vice chairman of the board of directors of the Company (the “Board”), subject to the approval of the Board. Mr. XU will also be appointed as the chief executive officer of Beihaojia (贝好家) business segment of the Company and continue to serve as an executive director.

Mr. XU will no longer hold the position of the chief operating officer of the Company, effective from July 12, 2023. The responsibilities of the chief operating officer will be undertaken by the heads of relevant business segments of the Company.

In connection with these changes, the Company made an announcement on July 12, 2023 with The Stock Exchange of Hong Kong Limited, which is attached as exhibit 99.1 to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement—Proposed Appointment of Vice Chairman and Change to the Executive Responsibilities of Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KE Holdings Inc.

By	:	/s/ XU Tao
Name	:	XU Tao
Title	:	Chief Financial Officer

Date: July 12, 2023